SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

ROLLOUT OF BROADBAND AND UBIQUITOUS SERVICE

On May 13, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan material relating to the rollout of broadband and ubiquitous service.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting
Department

Date: May 13, 2008

Road to Service Creation Business Group - Full-scale rollout of broadband and ubiquitous service - May 13, 2008 Nippon Telegraph and Telephone Corporation

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.
*     “E” in this material indicates that the stated figure is a planned or projected amount.
**   “FY” in this material indicates the fiscal year ending March of the succeeding year.

FY 2010 FY 2012
Creating and rolling out broadband and ubiquitous services in accordance with customer needs, leveraging full-IP network infrastructure
Driving the transformation of business portfolio centering on IP and solution businesses
Promoting reforms to the business operations of group companies in conjunction with the transformation of business portfolio
FY 2008 FY 2011
Expand NGN service area to current fiber-
optic access service area
FY 2009
Broadband and ubiquitous services rollout strategy
Reinforce and enhance
NGN & 3G network
services
Create services through
partnerships with
application providers etc.
Progress full-fledged
service convergence
Deployment of both fixed
and mobile full-IP
network infrastructure
(Establishment of the service
convergence infrastructure)
Launch Super-3G service
20 million fiber-optic service subscribers
(Shift approx. half of fiber-optic access users
to NGN)
Complete the migration from
the existing  IP network to NGN
Full-scale rollout
of broadband
and ubiquitous
services
Launch of NGN
service
commercialization
(March 2008)

VPN etc	*SaaS platform* FLET'S VPN Wide	*Line Authentication Application* VPN with QoS, On-demand VPN
Hikari Denwa*	*Tele presence* *New key telephone system (compatible with NGN)*	Hikari Denwa (for large-sized biz)
Content Distribution	*Music broadcast* Information fee charging and collecting service	*Digital cinema* *Digital signage* *Metaverse (Fictional virtual space)*
Hikari TV**	*Archives on demand* *VOD with QoS*	*BS retransmission over IP* *Interactive shopping*
Hikari Denwa	*PC soft phone, Messaging* *High-quality sound phone*	Presence application service
FLET'S Hikari Next	*HD video distribution for PC / TV* *Behavioral targeting portal site (Advanced search, Behavioral targeting ad)*	*Home Control*
FOMA (3G) i-mode	*FOMA-PC federation / shared service* *One-phone, One-number* *Living behavioral targeting services*	Femtocell HSUPA (High speed uplink) Super 3G (LTE)

Deploy fullIP network infrastructure

Offer broadband, ubiquitous and fixed-mobile seamless services, jointly-develop services with service providers

<Examples>

- Participate in a high quality video conference using a mobile phone during a business trip.
- Access a video recorder at home during a trip to watch pre-recorded high quality video programs on a mobile handset
- Watch the same football game on television, one from mobile phone and the other at home, and cheer the favorite team on SNS connected with the live TV program.

EHR Platform (Networking to exchange medical info)

Extremely realistic and free-viewpoint video conference

40G / 100G Ethernet

Virtual cohabitation, virtual office

Panorama live video distribution (as if sitting in a VIP seat)

Life-log applications (Health Instruction etc.)

Multimedia broadcast for mobile terminal

Mobile Mobile
Home Home
Business Business
Broadband and ubiquitous services rollout image
Note: above services include those offered by service providers, other than NTT Group, using NGN etc.
Italic: Application, terminal, etc.
*Hikari Denwa: Hikari (Fiber-based) IP phone service ** Hikari TV: Fiber-based IPTV
*** Seikatsu Keitai: a mobile phone as a multifunctional tool useful for people's diverse lifestyle needs
FY 2008 –
FY 2010 FY 2011 -
Promoting
wireless
broadband and
enhancing
Seikatsu-
Keitai ***
Safe, secure
and high
quality triple-
play services
EHR: Electronic Health Record
LTE: Long Term Evolution
HSUPA: High Speed Uplink Packet Access
Reinforcing and enhancing NGN and 3G network services, and promoting service creations through partnerships with application providers.
Deploying a full-IP network infrastructure with a target of FY 2010 and accelerating full-scale various service convergences and partnerships
ICT solutions
supporting
business
expansion
/efficiency

Consolidated Revenue Composition (image)

100%
80%
60%
40%
20%
0%
Solution & New business etc. 26%
IP business 26%
Legacy business 48%
52%
32%
36%
32%
68%
IP and solution & new business account for 2/3
35%
40%
25%
75%
IP and solution & new business account for 3/4
FY 2007
FY 2010 (E)
FY 2012 (E)

Financial Indicators

FY 2007	FY 2010 (E)		FY 2012 (E)
● Consolidated operating income JPY 1.1 trillion (excluding extraordinary items such as Daiko-Henjyo*)	● Consolidated operating income JPY 1.2 trillion	Achieve to generate profit from fiber-optic services on a single-year basis	● Consolidated operating income JPY 1.3 trillion
● CAPEX to Sales (consolidated) 20%	● CAPEX to Sales (consolidated) 19%		● CAPEX to Sales (consolidated) 15%

*Return of the substitutional portion of Employees' Pension Fund to the Japanese government

Transform business portfolio
Transforming business portfolio, shifting the main source of revenue from legacy business to IP business and solution & new business
Current: Legacy business accounts for 1/2 of consolidated revenue (FY 2007)
After transformation: IP business and solution & new business account for 3/4 (FY 2012)

Boosting IP network revenue from fiber-NGN and 3G/Super 3G
Developing new business mainly in real estate, energy,
environmental fields and utilization of R&D results.
Increasing solution revenue through various means, including
M&A, in response to globalizing customer needs, in addition to the exploitation of domestic ICT demand
Expanding new IP-based upper layer business, in addition to
ISP, portal and video distribution
Expanding high speed broadband network services for consumers and business users, matching needs for QoS and security
(Including data network service subscription, such as VPN for SaaS)
Enhancing value-added services including  maintenance service
Promoting SNI* subscription by service providers
Evolving service delivery platform business such as search, content distribution, and information fee charging & collecting service
Reinforcing advertising business model in portal business etc.
Offering application services such as SaaS
Action plan to transform business portfolio
*SNI=Application Server- Network Interface
Expand
global
business

■

➢

➢

➢

Recent major investments

Global expansion through our strenghths with high quality ICT service lineup in Asia, Europe & Americas itelligence
Germany
Europe
Russia
HSCS Submarine Cable (To Russia)
Middle East
KTF
Korea
NTT-KT Venture Forum
(tentative name)
Kick-off scheduled in July 2008 in California, USA
Revere, Tryarc
USA
USA
Asia
TPE Submarine Cable (To the US)
Global Data Service
(JV with VNPT for data center services in Vietnam)
PLDT
Philippines
U Mobile
Malaysia
South America

Expand Global Business
Doubling global revenue in FY2010 from FY2007 utilizing NTT Group’s integrated capabilities
Stronger global customer base and service offerings through NTT Group’s total ICT service lineup
(network, data center, customer solutions etc.) and high quality services acknowledged in market researches by Telemark and Terrapin
·Ranked
#1overall in customer satisfaction survey by Telemark: The only carrier from Asia classified as “global carrier”
·
Awarded “Best Managed Service” in the World Communication Awards 2007 by Terrapin
Global services such as broadband (fiber-optic access, 3G) and NGN etc., flexible to country/region market environment, utilizing the most advanced results from our R&D, and our rich experiences in commercially deploying such services
Creating new business models and developing business applications over NGN with our international partners

Generate profit from fiber-optic services
Achieving generation of profit from fiber-optic services (fiber-optic access plus NGN and the existing IP network) on a single-year basis with a target of FY 2011
Revenue growth associated with service enhancement and diversification through NGN commercialization
Improvement of sales and facility efficiency through subscriber increase
Cost Reduction Drivers
Improve sales and facility efficiency
through increasing
subscribers and expanding area coverage, taking
profitability into account
Reduce facility-related cost by improving economic
efficiency of networks accompanied by NGN
introduction
Average
Cost
Average
Revenue
FY 2011(Target)
20 million fiber-optic subscribers at
the end of FY 2010
Revenue Growth Drivers
Increase end user subscription of network services
featuring QoS and security
Increase SNI subscription by service providers, such
as content provider or SaaS provider,
and
their
application services subscribers
Raise the percentage of Hikari Denwa subscriptions
and increase subscriptions of value-added services
including maintenance of lines or customer equipment
Increase subscriptions of enterprise communication
services,
such as ethernet or VPN

Migrate fiber-optic service subscribers to NGN
Until FY2010, migrate fiber-optic service subscribers from the existing IP network to NGN basically on a user demand basis, while expanding service area coverage
After FY 2010, accelerate the migration systematically with a target of the end of FY 2012
Key success factors for the migration :
Smooth and sufficient communication with customers and service providers
Minimization of migration cost
- Remote firmware update on customer equipment: establish technology, implementation, and smooth operation method
- Converting onto NGN: establish smooth operation method inside NTT communication building
Phase 2:
Systematic Migration
Phase 1:
Demand-basis Migration
FY 2008 FY 2010 FY 2012
20 million fiber-optic service subscribers
NGN Commercialization
(March 2008)
shift approx. half of fiber-optic access users to NGN
The general outlook of PSTN migration will be released in FY 2010, in consideration of various factors including:
• Life cycle of PSTN switching equipment (D70 and New Node)
• Economic comparison between NGN incorporating copper access in fiber-optic area by introducing IP equipment enabled for copper access and NGN introducing fiber-based POTS (plain old telephone service)
• Regulatory structures related to fixed-line telephone services, such as Myline (career selection service), universal service fund, etc.
• Direction of central and municipal government policies for resolving digital divide

Dividend per Share
Pay-out Ratio

※

※

Share Repurchases

Shareholder Returns
366.5
539.4
200.0
94.4
100.0
0

FY'03 FY'04 FY'05 FY'06 FY'07 FY'08(E)
Elimination of Overhang from
Release of Government
Shares
(Billions of Yen)
Effects of
Special Factors
Enhancing medium-term returns for shareholders
Shareholder returns in FY2008 :
Anticipating to increase annual dividends by JPY2,000 to JPY11,000
Anticipating to undertake share repurchases at a cost of up to JPY200 billion, in addition to the increase in dividends
1
2
1 The numbers are calculated based on the assumption that the impact on net income from the special factors equals JPY
159.9 billion, the impact on operating income from the special factors, multiplied by (1-effective tax rate)
2 Share repurchases are not taken into account
11,000
8,000
6,000
9,000
5,000
6,000
19.5%
23.2%
17.2%
12.3%
13.1%
30.0%
Approx.
23%
0
2,000
4,000
6,000
8,000
10,000
12,000
FY'03 FY'04 FY'05 FY'06 FY'07 FY'08(E)
0%
10%
20%
30%
40%
Dividend per Share
Pay-out Ratio
(yen)
JPY2,000 dividend
increase